FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – AGM 2020 Official Calling and Proposals	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further the communication published on 6 May 2020, Telefónica, S.A. is hereby realising the call to the Annual General Shareholders’ Meeting to be held in Madrid, at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Main Building Auditorium, at 11:00 a.m. on June 12, 2020 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby scheduled for June 11, 2020 at the same place and time. This corporate event may be attended remotely, upon the terms set forth in the announcement.
To this end, the following documents are hereby enclosed to this report:

•	Full text of the calling.

•	Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.
These proposals and the additional information (detailed in the official calling) are available to shareholders on-line via the Company’s website: www.telefonica.com.

Madrid, May 7, 2020

TELEFÓNICA, S.A.
Ordinary General Shareholders’ Meeting

By resolution of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Main Building Auditorium, at 11:00 a.m. on June 12, 2020 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby scheduled for June 11, 2020 at the same place and time. This corporate event may also be attended remotely, upon the terms set forth in this announcement.

The matters to be discussed and voted upon at this Ordinary General Shareholders’ Meeting are those contained in the following

AGENDA

I.	Individual and consolidated Annual Accounts, consolidated non-financial information and management of the Board of Directors of Telefónica, S.A. during fiscal year 2019.

I.1.	Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2019.

I.2.
Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2019 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.

I.3.	Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2019.

II.	Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2019.

III.	Re-election of the Statutory Auditor for fiscal year 2020.

IV.	Re-election, ratification and appointment of Directors, if applicable.
IV.1    Re-election of Mr. Isidro Fainé Casas as proprietary Director.

IV.2	Re-election of Mr. Juan Ignacio Cirac Sasturain as independent Director.

IV.3	Re-election of Mr. José Javier Echenique Landiríbar as independent Director.

IV.4	Re-election of Mr. Peter Erskine as other external Director.

IV.5	Re-election of Ms. Sabina Fluxà Thienemann as independent Director.

IV.6	Re-election of Mr. Peter Löscher as independent Director.

IV.7	Ratification and appointment of Ms. Verónica María Pascual Boé as independent Director.

IV.8	Ratification and appointment of Ms. Claudia Sender Ramírez as independent Director.

V.	Shareholder compensation by means of scrip dividends.

V.1
First scrip dividend resolution. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, and with a provision for incomplete allocation. Offer to the shareholders to purchase their free allotment rights at a guaranteed price.

V.2
Second scrip dividend resolution. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, and with a provision for incomplete allocation. Offer to the shareholders to purchase their free allotment rights at a guaranteed price.

VI.
Delegation to the Board of Directors, with express powers of substitution, for a term of five years, of the power to increase share capital pursuant to the provisions of section 297.1.b) of the Companies Act (Ley de Sociedades de Capital), with delegation of the power to exclude the pre-emptive rights of the shareholders pursuant to the provisions of section 506 of the Companies Act.

VII.
Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred stock, in all cases be they simple, exchangeable and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. Authorization to guarantee issuances by companies of the Group.

VIII.	Delegation of powers to formalize, interpret, rectify and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

IX.	Consultative vote on the 2019 Annual Report on Director Remuneration.

Pursuant to section 528 of the Companies Act, after the presentation of the items included on the Agenda, there will also be a report on the amendments to the Regulations of the Board of Directors of the Company approved since the last General Shareholders’ Meeting.

SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING

Shareholders representing at least three percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items on the Agenda, provided the request is accompanied by the rationale therefor or, if appropriate, by a well-founded proposed resolution. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Secretary of the Board of Directors) within five days of the publication of this announcement of call to meeting. In addition, and as provided in section 519 of the Companies Act, shareholders representing at least three percent of the share capital may, within five days following the publication of this announcement of call to meeting, submit well-founded proposed resolutions on matters that have already been included or that must be included in the Agenda.

RIGHT TO RECEIVE INFORMATION

In connection with Items I, II, IV, V, VI, VII and IX of the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:

•	Individual and consolidated Annual Accounts of Telefónica, S.A. and the proposed allocation of profits/losses, all for fiscal year 2019.

•	Individual and consolidated Management Reports of Telefónica, S.A. for fiscal year 2019.

•
Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2019, which forms a part of the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.

•	Audit Reports on the individual and consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2019.

•
Report of the Board of Directors regarding the proposals for re-election and for ratification and appointment of Directors referred to in item IV of the Agenda, which includes the full text of the proposals, the curricula of the candidates for re-election or ratification and appointment, the classification thereof, and the Report of the

Nominating, Compensation and Corporate Governance Committee in relation to such proposals.

•	Report of the Board of Directors regarding the proposals shareholder compensation by means of scrip dividends referred to in item V of the Agenda, which includes the full text of the proposals.

•
Report of the Board of Directors regarding the proposed authorization to such body to increase share capital and exclude pre-emptive rights referred to in item VI of the Agenda, which includes the full text of the proposal.

•
Report of the Board of Directors regarding the proposed delegation to the Board of Directors of the power to issue securities as set forth in item VII of the Agenda, which includes the full text of the proposal.

•	Annual Report on the Remuneration of Directors of Telefónica, S.A., which is submitted to a consultative vote under item IX of the Agenda.

Based on the limitations at any time in effect due to the situation caused by COVID-19, shareholders who wish to obtain a copy of any or all of the documents mentioned above are advised to send their request by e-mail to the address accionistas@telefonica.com, given that such limitations, for so long as they last, may make it impossible to attend to the shareholders or allow their access to the registered office of the Company.

In view of the situation generated by COVID-19, the Company has agreed to extend the term for exercising the right to information prior to the General Meeting, so that, until 23:59 p.m. on the day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s corporate website (www.telefonica.com) for such purpose, by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Shareholder Office (Oficina del Accionista)), or by sending an e-mail to the address accionistas@telefonica.com, request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since June 7, 2019, i.e., the date on which the last General Shareholders’ Meeting was held, or regarding the Statutory Auditor’s reports mentioned above.

Regardless of the right to receive information referred to above, following the date of publication of the announcement of the call to meeting, the following documents and information, among others, will be available on the Company’s corporate website (www.telefonica.com):

•	This announcement of the call to meeting.

•	The total number of shares and voting rights on the date of the call to meeting.

•
The Individual Annual Accounts, the Management Report and the Statutory Auditor’s Report for fiscal year 2019, as well as the Consolidated Annual Accounts, the Management Report of the Group (which includes the Statement of Non-Financial Information of the Group) and the Statutory Auditor’s Report for such fiscal year.

•
The full text of the resolutions proposed regarding each of the items on the Agenda, as well as the corresponding Reports of the Board of Directors in relation to items IV, V, VI and VII, and the Report of the Nominating, Compensation and Corporate Governance Committee in relation to item IV.

•	The form of proxy-granting or distance voting card.

•	The Annual Report on the Remuneration of Directors of Telefónica, S.A.

•	The Annual Corporate Governance Report for fiscal year 2019.

•	The current text of the By-Laws.

•	The current text of the Regulations for the General Shareholders’ Meeting.

•	The current text of the Regulations of the Board of Directors.

•	The Auditor independence Report.

•	The Reports on the operation of the Audit and Control Committee and of the Nominating, Compensation and Corporate Governance Committee.

•	The Audit and Control Committee Report on related-party transactions.

RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY

The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by the Company or by any of the depositaries participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), or by any other means allowed under applicable law.

Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the direction of the vote. Unless expressly stated otherwise by the shareholder granting the proxy, it shall be understood that the proxy-holder is specifically instructed to vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and against the resolution in question in relation to any matters that are not included in the Agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders' Meeting.

If the proxy-granting document does not set forth a specific person to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chair of the General Shareholders’ Meeting. In the event that the appointed representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, that are submitted to the shareholders at the General Shareholders’ Meeting, and the shareholder has not given specific voting instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.

Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation, such that they reach the required number of shares, and grant a written proxy to one of such shareholders.

The Company will enable appropriate means to facilitate the access to the venue of the General Meeting to attendees with reduced mobility. There will also be a sign language interpreter and a magnetic loop system to facilitate the monitoring of the development of the General Meeting by persons with hearing impairment.

PROXY-GRANTING AND VOTING BY MEANS OF LONG-DISTANCE COMMUNICATION PRIOR TO THE MEETING

Pursuant to articles 20 and 25 of the By-Laws and 13 and 22 of the Regulations for the General Shareholders’ Meeting and to the resolution adopted by the Board of Directors as permitted by the aforementioned provisions, the exercise of proxy representation and voting rights by means of long-distance communication shall be governed by the following provisions:

1.- Proxy-granting or voting prior to the General Shareholders’ Meeting by electronic means.

Shareholders wishing to grant a proxy or to cast their vote by electronic means prior to the holding of the General Shareholders’ Meeting must access the “2020 General Shareholders’ Meeting/Proxy-granting and Voting by Electronic Means” section available on the Company’s corporate website (www.telefonica.com) (the “Website”) and follow the instructions to grant a proxy or to exercise their right to vote prior to the General Shareholders’ Meeting that are specified therein.

To such end, shareholders must provide evidence of their identity in the software program provided for such purpose on the above-mentioned Website by means of: (i) the Electronic National Identity Document, (ii) a recognized, valid and current electronic user certificate, as provided in Electronic Signature Law 59/2003, of December 19, issued by the Spanish Public Certification Body (CERES), a division of the Fábrica Nacional de Moneda y Timbre (Spanish Royal Mint), or (iii) filling out the authentication form available on the Website, which form requires identification with their National Identity Document, Alien Registration Card (Tarjeta de Identidad de Extranjero) or passport and a statement of the number of shares owned (including co-owned shares). In this latter case, provided that there are no technical obstacles, the Company will perform a real-time verification of the data provided by the shareholder, comparing it to the information available thereto. The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the proxy-granting and the vote.
Furthermore, on an extraordinary basis, shareholders who are natural persons may also grant their proxy or cast their vote prior to the holding of the General Shareholders’ Meeting by calling the telephone number of the Shareholder Office 900 111 004.

Shareholders who are natural persons and who choose to grant their proxy or cast their vote by telephone must identify themselves by stating the number of their National Identity Document, Alien Registration Card or passport and the number of shares they own (including co-owned shares), which the Company will verify in real time if there are no technical obstacles, comparing the information provided by the shareholders to the information available thereto.

For these purposes, including with respect to the rules of priority among proxies, distance voting and personal attendance, and the deadlines to grant a proxy or cast a vote, proxies granted and votes cast by telephone shall be deemed proxies and distance votes sent by electronic means.

If deemed appropriate to mitigate the risk of identity theft, the Company may send a written notice by postal correspondence to the address appearing in the records of IBERCLEAR or of the Company advising of the remote participation of those shareholders granting their proxy or casting a distance vote using any of the alternatives described above.

2.- Proxy-granting or voting prior to the General Shareholders’ Meeting by postal or electronic correspondence.

Shareholders wishing to grant a proxy or to cast their vote by postal correspondence may complete and sign the proxy-granting or distance voting card prepared by the Company and send it to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid). The proxy-granting or distance voting card may also be sent to the Company by e-mail to accionistas@telefonica.com.

A shareholder may also grant a proxy or vote through cards issued by depositaries. In this case, the shareholder must complete the sections relating to proxy-granting or distance voting, if any, on the card issued by the depositary, and send it by postal correspondence to the Company, to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid). The proxy-granting or distance voting card may also be sent to the Company by e-mail to accionistas@telefonica.com.

Shareholders that are legal entities must send to the Company a photocopy of a power of attorney with sufficient powers, evidencing the authority of the individual signing the proxy-granting or distance voting card in the name of the legal entity.

If a proxy is granted to a person other than one of the members of the Board of Directors, a copy of the proxy-granting card must be sent to the proxy-holder for delivery at the entry doors to the premises on the day of the General Shareholders’ Meeting.

Should they wish to revoke the proxy granted, shareholders must contact the Company, at the Shareholder Office (phone no.: 900 111 004) before midnight on June 10, 2020.

Shareholders may obtain the Company’s proxy-granting or distance voting card by downloading and printing it from the Website, by retrieving it from the registered office of the Company, or by requesting the Shareholder Office (phone no.: 900 111 004 / e-mail: accionistas@telefonica.com) to send it without charge. Based on the limitations at any time in effect due to the situation caused by COVID-19, shareholders who wish to obtain the proxy-granting or distance voting card are advised to use means other than retrieving it at the registered office of the Company, given that such limitations, for so long as they last, may make it impossible to attend to the shareholders or allow their access to the registered office of the Company.

3.- Provisions common to the exercise of proxy-granting or voting rights by means of long-distance communication.

a)	Deadline for receipt by the Company and verification of shareholder status.
In order to be valid, both the proxies granted and the votes cast prior to the General Shareholders’ Meeting by means of long-distance communication (whether by electronic means or by postal correspondence) must be received by the Company before midnight on June 10, 2020.

The proxy or distance vote shall only be deemed to be valid if the status as shareholder is confirmed, through verification of the fact that the ownership information and the number of shares provided by each person granting a proxy or voting by means of long-distance communication are the same as the data provided by IBERCLEAR. In the event of a discrepancy between the number of shares reported by the shareholder and the number set forth in the IBERCLEAR file, the number of shares provided by IBERCLEAR shall prevail for purposes of quorum and voting.

In the event of co-ownership of shares, the person granting the proxy or casting the vote from a distance shall be deemed to have been appointed to exercise the shareholder rights, if such person is one of the co-owners.

b)	Rules of priority between proxy-granting and voting by means of long-distance communication and attendance at the General Shareholders’ Meeting.

Attendance at the General Shareholders’ Meeting by a shareholder who has previously granted a proxy or voted by means of long-distance communication (whether by electronic means or by postal correspondence) shall render null and void the proxy granted or the vote cast.

In the event that a shareholder grants several proxies and/or casts several votes (whether by electronic means or by postal correspondence), the action (proxy-granting or voting) taken last shall prevail. If the time when the shareholder granted any of the proxies or cast any of the votes is uncertain, the vote (regardless of the means used to cast it) shall prevail over the proxy-granting. If the shareholder cast several votes in different directions, by electronic or postal means, the vote cast last shall prevail.

c)	Other matters.

Both proxies granted and votes cast by means of long-distance communication shall be rendered void by the disposal of the shares that the Company becomes aware of.

REMOTE ATTENDANCE AT THE GENERAL MEETING

Furthermore, pursuant to articles 21 of the By-Laws and 18 of the Regulations for the General Shareholders’ Meeting, the Board of Directors has resolved that the Meeting can also be attended using electronic means that allow for a real-time connection with the venue where the Meeting is being held (“Remote Attendance”).
The mechanisms for remotely attending the Meeting will be enabled on the “2020 Shareholders’ Meeting/Remote Attendance” website, available on the Company’s corporate website (www.telefonica.com), where there will also be instructions for remotely attending the General Shareholders’ Meeting. Remote attendance will be available from any device with access to the internet (including mobile phones and tablets).
Shareholders (or their proxy-holders) must first register for this purpose in order to be able to access the remote attendance platform on the day of the meeting. To such end, between 0:00 hours on June 6, 2020 and midnight (24:00 hours) on June 10, 2020, they must provide evidence of their identity in the software program provided for such purpose on the above-mentioned Website by means of: (i) the Electronic National Identity Document, (ii) a recognized, valid and current electronic user certificate, as provided in Electronic Signature Law 59/2003, of December 19, issued by the Spanish Public Certification Body (CERES), a division of the Fábrica Nacional de Moneda y Timbre (Spanish Royal Mint), or (iii) filling out the authentication form available on the Website, wherein they must identify themselves with their National Identity Document, Alien Registration Card (Tarjeta de Identidad de Extranjero) or passport and, if appropriate, the number of shares they own (including co-owned shares). In this latter case, provided that there are no technical obstacles, the Company will perform a real-time verification of the data provided by the shareholder, comparing it to the information available thereto. The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the remote attendance at the General Shareholders’ Meeting.
Shareholders (or their proxy-holders) who wish to attend remotely must access the remote attendance platform, identifying themselves with their identification document number and the password chosen during the prior registration process, between 8:00 a.m. on June 11, 2020 (if the General Meeting is held on first call) or, if applicable, between 8:00 a.m. on the next day, June 12, 2020 (if the General Meeting is held on second call) and 9:00 a.m. on the corresponding day.
For those persons remotely attending the Meeting, the remote attendance mechanism will be shut down at the end of the General Meeting or, if applicable, upon verification of the lack of a sufficient quorum to hold the meeting.
Remote attendance at the Meeting shall be subject to the following basic rules, and to the extent not expressly provided for, to the provisions set forth on the Company’s corporate website, to the Act, to the By-Laws and to the Regulations for the General Meeting:

a)	Connection, registration and attendance

Pursuant to the provisions of the Regulations for the General Meeting, and in order to allow for appropriate management of the remote attendance systems, shareholders (or their proxy-holders) who wish to attend the Meeting and vote using remote means of communication must access the remote attendance platform using the relevant connection between 8:00 a.m. and 9:00 a.m. on the day of the meeting. The registration of attendees shall not be allowed outside of this time period.

If applicable, on June 11, 2020, after verifying the lack of a sufficient quorum to hold the General Meeting, the Company will publish this circumstance on the Website, confirming that the Meeting will ultimately be held on second call. In this case, attendees who have registered on first call must once again complete the registration process in order to be able to attend the meeting.

If the person attending remotely has been granted proxies, and provided that they were received by the Company within the permitted periods, the software program will present them to him for acceptance. In this regard, as indicated in the preceding sections, shareholders who wish to be represented at the General Shareholders' Meeting by another person who will attend remotely, must have previously informed the Company of such representation by electronic means (through the Website or by telephone) or by postal or electronic correspondence (sending it to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid). or to the Company by e-mail to accionistas@telefonica.com).

The presiding committee of the General Shareholders’ Meeting, and the Notary, if any, shall have direct access to the connection systems allowing attendance at the General Shareholders’ Meeting, such that they are immediately aware of communications made by shareholders attending remotely and the statements they make.

Shareholders (or their proxy-holders) who have registered to attend remotely and who wish to leave the General Shareholders’ Meeting by stating it for the record before the Notary or assistants thereto (or in the absence thereof, before the Secretary for the General Shareholders’ Meeting) may do so using the form provided for this purpose in the software application. Once they have notified of their express desire to leave the meeting, all of their subsequent actions will be deemed to have not occurred.

b)	Presentations

In the exercise of their rights, shareholders (or their proxy-holders) who intend to make presentations at the Meeting or, if applicable, request information or clarifications regarding the items on the Agenda, request clarifications regarding information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting or regarding the statutory auditor’s report, or to make proposals in the cases permitted by Law, shall state their intention to do so at the time they register. After said statement and until the Chair declares the valid formation of the Meeting, remote attendees may submit and send their presentation, question or proposal in writing exclusively through the presentation form made available for this purpose. A remote attendee who wants their presentation to appear in the minutes of the Meeting must so expressly state in the text of such presentation.

If the General Meeting is held on second call, remote attendees who have connected to the meeting on first call and who have submitted presentations and proposed resolutions or requests for information or clarifications must send them again, as stated

above, on the day that the meeting is held; otherwise they shall be deemed to have not been submitted.

        Pursuant to section 182 of the Companies Act, requests for information or clarification made by remote attendees may be answered verbally during the General Shareholders’ Meeting and will be answered in writing within seven days of the holding thereof.

c)	Voting

Votes on the proposals regarding the items included on the Agenda may be cast as from the time that the Chair declares the valid formation of the Meeting, provided that the attendee has registered in accordance with the procedure set forth in section a) above.

As to proposed resolutions on those matters that by law are not required to appear on the Agenda, remote attendees may cast their votes as from the time stated by the Chair, once the proposal has been submitted and read aloud.

In any event, the process of remote voting regarding all of the proposals submitted at the Meeting shall end upon the commencement of voting on the proposed resolutions at the venue where the meeting is held, after summaries of the proposed resolutions have been read aloud by the Secretary for the Meeting.

The procedure set forth in the By-Laws and in the Regulations for the General Shareholders’ Meeting shall apply to voting on proposed resolutions.

d)	Other matters

Legal entities and non-residents of Spain must ask the Shareholder Office to adjust, with appropriate guarantees, the mechanisms for attending the Meeting through remote means of real-time communication.

In cases of co-owners of a deposit of securities, the first of them to register (whether physically or remotely) shall be deemed an attendee, and therefore any subsequent access by the other co-owners shall be rejected. In this regard, and for purposes of section 126 of the Companies Act, it is presumed that the co-owner who first registers (physically or remotely) has been designated by the other co-owners to exercise the shareholder rights.

It is the sole responsibility of the shareholder (or their proxy-holder) to maintain custody of the necessary means of identification for accessing and using the remote attendance service. A legal entity must give notice of any change in or revocation of the powers held by its representative, and the Company therefore declines any responsibility until such notice occurs.

Suspension of electronic systems / Interconnection failures

As regards both the grant of proxies and the casting of votes through remote means of communication and remote attendance at the Meeting, the Company reserves the right to modify, suspend, cancel or limit the mechanisms for electronic voting or proxy-granting and/or remote attendance whenever technical or security reasons make it advisable or so require. If any of such instances occurs, it will be announced on the Company’s corporate website. All of the foregoing is without prejudice to the validity of the proxies already granted, the votes already cast or to shareholders’ attendance and proxy rights.

The Company shall not be liable for any damage that may be sustained by shareholders as a result of failures, overloads, downtime, failed connections or any other contingency of the same or like nature beyond the Company’s control that prevents the use of the mechanisms for electronic proxy-granting or voting and/or remote attendance. Accordingly, such circumstances shall not constitute an unlawful deprivation of shareholders’ rights, without prejudice to the adoption of the measures that each situation requires, including the eventual temporary suspension or extension of the Shareholders’ Meeting if this were necessary to guarantee full exercise of their rights by the shareholders or their representatives.

ELECTRONIC SHAREHOLDERS’ FORUM

Pursuant to the provisions of section 539.2 of the Companies Act, on the occasion of the call to meeting and until the General Shareholders’ Meeting is held, Telefónica, S.A. has enabled an Electronic Shareholders’ Forum on the Company’s corporate website (www.telefonica.com), which shall be accessible, with appropriate safeguards, by both individual shareholders and any shareholder associations they may create.

Proposed resolutions sought to be submitted as a supplement to the agenda announced in the call to the General Shareholders’ Meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by law, and proxy offers or solicitations.

The Forum is not a mechanism for online electronic conversation between the shareholders of Telefónica, S.A. and the voluntary associations they may create or a forum for electronic debate. The Forum is also not a channel for communication between Telefónica, S.A. and its shareholders and the associations they may create. The Forum is provided for the sole purpose of facilitating communications between Telefónica, S.A. shareholders and the voluntary associations they may create, on the occasion of the call to meeting and until the day the General Shareholders’ Meeting is held.

Instructions for access to and use of the Forum may be found in the “2020 General Shareholders’ Meeting/Electronic Shareholders’ Forum” section.

PARTICIPATION OF A NOTARY AT THE MEETING

The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the General Shareholders’ Meeting, pursuant to section 203 of the Companies Act, read together with sections 101 and 103 of the Regulations of the Commercial Registry.

PERSONAL DATA PROTECTION

Data controller: Telefónica, S.A. (with Tax ID Number A28015865 and contact address for this purpose at Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2 - Oficina del Accionista, 28050 Madrid, or at accionistas@telefonica.com) is the data controller for the processing of personal data (among other, identification data, contact data, electronic signature, access credentials, shareholder and representative status, and, where appropriate, image and/or voice) collected or generated as a result of the General Shareholders' Meeting in accordance with this notice, either directly from shareholders and representatives, or from depositary entities.

Purposes and legal basis: the aforementioned personal data will be processed in accordance with the General Data Protection Regulation and other applicable regulation, and for the following purposes: (i) to manage the exercise and control of the shareholder's rights (which includes, verifying the identity and status of the shareholder or representative, managing the registration and access the remote assistance platform, and recording the call in the case of right to vote is exercised by telephone), (ii) to send the information related to the shareholder's investment, (iii) to manage the call and holding of the General Shareholders' Meeting, (iv) and to allow the transparency and public dissemination of the General Shareholders' Meeting on the Telefónica, S.A. website, on the main social networks and/or other Internet platforms used for this purpose by Telefónica, S.A., as well as by accredited media. The processing of the personal data is necessary to comply with the aforementioned purposes and is carried out on the basis of the execution of the relationship between the shareholder and

Telefónica, S.A. and the compliance with the legal obligations applicable to Telefónica, S.A. as a capital company, as well as on the basis of the legitimate interest that Telefónica, S.A. has in recording and disseminating the development of the General Shareholders' Meeting, in accordance with the applicable rules and principles of transparency. In this regard, Telefónica, S.A. informs that it will provide a space at the General Shareholders' Meeting that will be safe from any recording or capturing of images, where individuals who request not to be recorded or photographed will be located.

Recipients of the personal data: the aforementioned personal data will be transferred to the Notary Public, exclusively in connection with the drawing up of the notarial act of the General Shareholders' Meeting. Persona data may also be transferred to third parties who are duly legitimated in the exercise of the right to information provided for in the applicable regulations and accessible to the general public to the extent that the individual intervenes during the course of the General Shareholders' Meeting.

Security of processing and retention period: the aforementioned personal data will be processed by adopting the most demanding and robust security measures and technical means to prevent its loss, misuse or unauthorised access, and shall be retained for the duration of the relationship between the shareholder and Telefónica, S.A. and, after this period, for a further six years or, as the case may be, for a longer period corresponding to the prescription period of any applicable legal or contractual actions.

Exercise of data protection rights: rights of access, to rectification, to object, to erasure, to portability, to restrict processing and any other rights that may apply in accordance with applicable data protection regulations may be exercised by the data subject, proving his or her identity and by means of a letter or e-mail addressed to the aforementioned contact address. In addition, we inform you that Telefónica, S.A. has appointed a Data Protection Officer, whom the data subject may contact by e-mail at DPO_telefonicasa@telefonica.com to lodge any claim or request related to the protection of his/her personal data with regard to the General Shareholders' Meeting. Finally, the data subject is informed of their right to lodge a complaint with the Competent Supervisory Authority (“Agencia Española de Protección de Datos” - www.aepd.es) if he/she considers that his/her data protection rights have been violated.

Other aspects: the shareholder will be solely responsible for the completion of the forms required with false, inaccurate, incomplete or outdated data. In the event that the documentation submitted by the shareholder includes personal data referring to other individuals and in the event that a third party attends the General Shareholders' Meeting as a representative of the shareholder, the shareholder must inform them of the points contained in the preceding paragraphs and comply with any other requirements that may be applicable for the correct transfer of the personal data to Telefónica, S.A.

SPECIAL MEASURES ARISING FROM COVID-19

As a result of the public health crisis arising from COVID-19, the Company recommends that shareholders participate in the General Meeting remotely (granting their proxy or casting their vote prior to the holding of the Meeting, or attending it remotely), without attending physically the venue at which the meeting will be held.

If it is likely that on the date expected for the General Meeting to take place, the current measures under the state of alarm continue on similar terms or the ability to travel and to meet is restricted, the General Meeting shall be held without the physical or in-person attendance of shareholders, proxy-holders or guests, and in this case attendance at the meeting by shareholders (or their proxy-holders) will only be possible through remote attendance mechanisms.

As soon as reasonable possible, and in any case within the legal deadlines, the company will report through its website (www.telefonica.com) and through the National Securities Market Commission, and through the additional media it deems required, on possible changes or measures taken in relation to the holding of the General Shareholders’ Meeting. In any case, in the days prior to the holding of the meeting, the shareholders are asked to check for potential instructions of the Company on the corporate website (www.telefonica.com) or to call the number 900 111 004, which will provide the latest available information at any particular time; all so that the shareholders so deciding can fully exercise their rights without having to physically attend the meeting.

FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S SHAREHOLDER OFFICE BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY OR BY SENDING AN EMAIL TO accionistas@telefonica.com.

Madrid, May 6, 2020
Secretary of the Board of Directors

2020 Shareholders’ Meeting
of Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING
OF TELEFÓNICA S.A. - 2020 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING

June 11/12, 2020

Proposal regarding Item I on the Agenda: Individual and consolidated Annual Accounts, consolidated non-financial information and management of the Board of Directors of Telefónica, S.A. during fiscal year 2019.

I.1	Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2019.
To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the fiscal year ended on December 31, 2019, as finalized by the Board of Directors at its meeting of February 19, 2020.
In the Individual Annual Accounts, the Balance Sheet as of December 31, 2019 discloses assets total, liabilities total and shareholders’ equity in the amount of 86,055 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 5,740 million euros.
In the Consolidated Financial Statements (Consolidated Annual Accounts), the Statement of Financial Condition as of December 31, 2019 discloses assets total, liabilities total, and shareholders’ equity in the amount of 118,877 million euros each, and the Income Statement as of the end of the fiscal year shows a profit attributable to the shareholders of the controlling Company in the amount of 1,142 million euros.

I.2
Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2019 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.

To approve the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2019 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.

I.3	Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2019.
To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2019.

*    *    *

Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2019.

To approve the following Proposed Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2019:
To allocate the profits posted by Telefónica, S.A. in fiscal year 2019, in the amount of 5,740,303,860.06 euros, to Voluntary Reserves.

*    *    *

Proposal regarding Item III on the Agenda: Re-election of the Auditor for fiscal year 2020.

Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:
To re-elect PricewaterhouseCoopers Auditores S.L, with registered office at Madrid, Torre PWC, Paseo de la Castellana 259 B and Tax Identification Code (C.I.F.) B-79031290 as Auditor of Telefónica, S.A. and its Consolidated Group of Companies, for fiscal year 2020.

*    *    *

Proposal regarding Item IV on the Agenda: Re-election, ratification and appointment of Directors, if applicable.
IV.1. To re-elect Mr. Isidro Fainé Casas as Director for the bylaw-mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of proprietary Director.
IV.2. To re-elect Mr. Juan Ignacio Cirac Sasturain as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.
IV.3. To re-elect Mr. José Javier Echenique Landiríbar as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.
IV.4. To re-elect Mr. Peter Erskine as Director for the bylaw-mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of other external Director.
IV.5. To re-elect Ms. Sabina Fluxà Thienemann as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.
IV.6. To re-elect Mr. Peter Löscher as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.
IV.7. To ratify the appointment by co-option of Ms. Verónica María Pascual Boé as Director, as resolved by the Board of Directors at its meeting held on December 18, 2019, and to appoint her as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.
IV.8. To ratify the appointment by co-option of Ms. Claudia Sender Ramírez as Director, as resolved by the Board of Directors at its meeting held on December 18, 2019, and to appoint her as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.
In addition, a proposal will be made to the shareholders at the General Shareholders’ Meeting to ratify the interim appointments of Director, if applicable, made by the Board of Directors from the call to General Shareholders’ Meeting to the time immediately prior to the holding of the meeting.
*    *    *

Proposal regarding Item V on the Agenda: Shareholder compensation via scrip dividends.
V.1.- First scrip dividend resolution. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, and with a provision for incomplete allocation. Offer to the shareholders to purchase their free allotment rights at a guaranteed price.

1.-	Capital increase with a charge to reserves
Approval of an increase in share capital in the amount resulting from multiplying (a) the par value of one euro per share of Telefónica, S.A. (“Telefónica” or the “Company”) by (b) the number of new shares of the Company to be determined using the formula indicated under section 2 below. The capital increase will be carried out by means of the issuance and flotation of new ordinary shares, having a par value of one euro each, of the same class and series as those that are currently outstanding, represented by book entries.
The capital increase will be carried out in its entirety with a charge to one of the reserves provided for in section 303.1 of the Companies Act (Ley de Sociedades de Capital).
The new shares will be issued at par, i.e., at their nominal value of one euro, without a share premium, and will be allotted without charge to those shareholders who exercise their free allotment rights.
Pursuant to the provisions of section 311 of the Companies Act, provision is made for the possibility of an incomplete allotment of the capital increase in the event that the Company, a company within its Group or a third party waives part or all of the free allotment rights to which they are entitled at the time of implementation of the increase. In the event of such incomplete allotment, the share capital will be increased by the corresponding amount.

2.-	New shares to be issued
The maximum number of new shares to be issued will be the number resulting from the application of the following formula, rounded down to the nearest whole number:
NNS = TNShrs / Number of rights
Where:
“NNS” is the maximum number of new shares to be issued;
“TNShrs” is the number of shares of the Company on the date it is resolved to implement the capital increase; and
“Number of rights” is the number of free allotment rights required for the allotment of one new share, which will be the number resulting from applying the following formula, rounded up to the nearest whole number:
Number of rights = [TNShrs x ListPri] / Reference Amount
Where:
“Reference Amount” will be the market reference value of the capital increase, which will be the result of applying the following formula:
Reference Amount = TNShrs x 0.20 x ListPri / (ListPri - 0.20), i.e., 1,038,426,337.20 euros multiplied by the ListPri/(ListPri-0.20) factor, and all divided by the result of subtracting 0.20 from the factor ListPri, the final result may not exceed the sum of 1,200,000,000 euros.
“ListPri” is the arithmetic mean of the average weighted prices of the shares of the Company on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español) during the 5 trading sessions closed prior to the resolution of the Board of Directors to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth. In any case, ListPri may not be less than the par value of the shares of Telefónica, such that if the result of such calculation is less, ListPri will be equal to one euro.
The maximum number of new shares to be issued thus calculated will be subject to the corresponding rounding to obtain a whole number of shares (by rounding the result down to the nearest whole number) and a rights-to-shares conversion ratio that is also whole (by rounding the result up to the nearest whole number). Additionally and for the same purposes, the Company (or any entity within its group that holds shares of the Company) will waive the free allotment rights corresponding thereto as provided in section 3 below.

3.-	Free allotment rights
Each share of the Company will grant one free allotment right.
The number of free allotment rights required to receive one new share will be automatically determined according to the ratio existing between the maximum number of shares to be issued (NNS) and the number of shares of the Company at the date it is resolved to carry out the capital increase (TNShrs), calculated in accordance with the formula set forth in section 2 above. Specifically, the shareholders will be entitled to receive one new share for in the corresponding proportion for as many free allotment rights, determined as provided in section 2 above (Number of rights), as they hold.
In the event that the number of free allotment rights required for the allotment of one new share (Number of rights) multiplied by the maximum number of new shares to be issued (NNS) results in a number that is lower than the number of shares of the Company on the date it is resolved to carry out the capital increase (TNShrs), the Company (or any entity within its Group that holds shares of the Company) will waive a number of free allotment rights equal to the difference between both figures, solely for the purpose of the number of new shares being a whole number and not a fraction.
The free allotment rights will be allotted to the shareholders who appear as being entitled thereto in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) on the relevant date in accordance with applicable rules governing the clearing and settlement of securities.
The free allotment rights will be transferable on the same conditions as the shares from which they derive. The free allotment rights may be traded on the Spanish continuous market during the term determined by the Board of Directors, subject to a minimum of fifteen calendar days. Sufficient free allotment rights in the proportion required to subscribe for new shares may be acquired on the market during said trading period.
Once the period for trading the free allotment rights has ended, the new shares that it has not been possible to allot will be held on deposit for those who provide evidence that they are the lawful holders of the corresponding free allotment rights. Upon the passage of three years from the end of the aforementioned period for trading the free allotment rights, the new shares that are still pending allotment may be sold, for the account and risk of the interested parties, in accordance with the provisions of section 117 of the Companies Act. The net proceeds from such sale will be kept available for the interested parties as provided for by applicable law.

4.-	Irrevocable undertaking to purchase the free allotment rights
The Company, or such company of its group as may be determined, will assume an irrevocable undertaking to purchase the free allotment rights at the price set forth below, exclusively in favor of the shareholders who were originally allotted the rights and solely in relation to the initially allotted rights, and the purchase undertaking may not be enforced with respect to free allotment rights that are acquired on or outside of the market.
The purchase undertaking will be effective during such term as is established by the Board of Directors, within the period for trading the rights. For such purpose, the Company, or the corresponding company of its group, is authorized to acquire such free allotment rights (as well as the shares corresponding thereto) up to the maximum limit of the total number of rights issued, subject to compliance with legal limitations in all cases.
The purchase price of each free allotment right under the purchase undertaking (Purchase Price) will be equal to the amount resulting from the following formula, rounded to the nearest one-thousandth of a euro, and in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth of a euro:
Purchase Price = ListPri / (Number of rights + 1)
By decision of the Board of Directors, the Company may acquire the free allotment rights as a result of the purchase undertaking in part or in full, with a charge to results for the fiscal year or one of the reserves provided for in section 303.1 of the Companies Act.
Provision is made for the Company to waive the exercise of the free allotment rights acquired pursuant to the aforementioned purchase undertaking, such that the share capital will be increased only by the amount corresponding to the free allotment rights that have not been waived.

5.-	Balance sheet for the transaction and reserve to which the increase will be charged
The balance sheet used as the basis for the transaction is the balance sheet as of December 31, 2019, duly audited and approved by the shareholders at this General Shareholders’ Meeting.
As noted above, the capital increase will be made in its entirety with a charge to one of the reserves provided for in section 303.1 of the Companies Act. When implementing the increase, the Board of Directors will determine the reserve or reserves to be used and the amount thereof in accordance with the balance sheet used as the basis for the transaction.

6.-	Representation and rights of the new shares
The new shares that are issued will be represented by book entries, the book-entry registration of which is entrusted to Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities.
The new shares that are issued will give their holders the same rights as the currently outstanding ordinary shares of the Company as from the date on which the increase is declared to be subscribed and paid up.

7.-	Application for admission to official trading
An application will be made for admission of the new shares issued to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market), by taking such steps and actions as are necessary or appropriate and submitting the required documents to the competent bodies of the foreign Stock Exchanges on which the shares of the Company are listed (currently, through ADSs and ADRs, in New York and Lima) in order for the new shares that are issued to be admitted to trading. It is expressly stated for the record that the Company submits to the Stock Exchange rules that may now or hereafter exist, and especially regarding trading, continued listing on and delisting from official markets.
It is expressly stated for the record and for appropriate legal purposes that in the event of a subsequent request for delisting of the Company’s shares, such delisting will be carried out with such formalities as apply thereto and, in such event, the interests of the shareholders opposing or not voting on the resolution to delist will be safeguarded, in compliance with the requirements set out in applicable legal provisions.

8.-	Implementation of the increase
Within a period of one year from the date of this resolution, the Board of Directors may resolve, if it so deems appropriate, to implement the increase and set the date of implementation and terms and conditions thereof to the extent not provided for in this resolution.
If the Board of Directors does not consider it advisable to implement the increase from the perspective of the corporate interest in view of the conditions affecting the market or the Company or those arising from any circumstance or event of social or economic significance to the Company, it may refrain from implementing such increase and must report such decision to the shareholders at the next General Shareholders’ Meeting.
At the end of the period for trading the free allotment rights:

(a)
The new shares will be allotted to the holders of free allotment rights, according to the records of IBERCLEAR and its participating entities, in the required proportion resulting from section 3 above.

(b)
The Board of Directors will close the period for trading the free allotment rights and will record the application of an amount of reserves equal to the capital increase, with the increase thus being fully paid up.

Additionally, at the end of the period for trading the free allotment rights, the Board of Directors will adopt the resolutions required to amend the By-Laws in order to reflect the new amount of share capital and the new number of shares resulting from the capital increase and to apply for admission of the new shares that are issued to trading on the Spanish Stock Exchanges, as well as on any other stock exchanges or markets where the Company’s shares are listed.

9.-	Delegation of powers for implementation of the increase
Pursuant to the provisions of section 297.1.a) of the Companies Act and within a period of one year as from the date of approval of this resolution, the Board of Directors (with express powers of sub-delegation) is empowered to implement the capital increase, setting the date out of implementation and the terms and conditions thereof to the extent not provided for in this resolution.
By way of example and without limitation, the following powers are delegated to the Board of Directors, with express powers of sub-delegation, to execute and implement the capital increase:

(i)
To set the date on which the capital increase is to be carried out, which in all cases will be within a period of one year from the approval of this resolution, and to determine the specific implementation schedule as well as the reserves from among those provided for in section 303.1 of the Companies Act with a charge to which such increase will be implemented.

(ii)
To determine the amount of the capital increase, the number of new shares, the Reference Amount within the limit set forth in section 2 above and the number of free allotment rights required for the allotment of a new share, all in accordance with the provisions in the foregoing sections of this resolution.

(iii)
To establish the duration of the period for trading the free allotment rights, subject to a minimum of fifteen calendar days, as well as to determine such other date, term or period as is required or appropriate to carry out the capital increase.

(iv)
To set, within the period that is established for trading the free allotment rights, the term during which the undertaking to purchase the free allotment rights will be effective and may be exercised, on the aforementioned terms and setting the terms and conditions thereof to the extent not provided for in this resolution.

(v)
To set the period during which the purchase undertaking will be in effect and to comply therewith, paying the corresponding sums to the holders of free allotment rights who have accepted said undertaking.

(vi)
To waive such number of free allotment rights as is necessary to adjust the proportion of allotment of new shares to the free allotment rights that are acquired pursuant to the purchase undertaking and to any other free allotment rights that it is necessary or appropriate to waive.

(vii)	To waive the free allotment rights that are acquired in the exercise of the purchase undertaking and, thus, the new shares corresponding to such rights.

(viii)
To declare the capital increase implemented and closed after the end of the period for trading the free allotment rights, determining incomplete subscription where applicable and executing such public and private documents as are necessary or appropriate to implement the capital increase in part or in full, amending the text of article 6 of the By-Laws relating to share capital.

(ix)
To draw up, execute and submit all necessary or appropriate documentation and to take all necessary or appropriate actions in order for the new shares to be included in the book-entry records of IBERCLEAR and admitted to listing on the Spanish and foreign Stock Exchanges on which the Company’s shares are listed, in accordance with the procedures established at each of such Stock Exchanges, assuming responsibility for the content of said documentation, as well as to draw up, execute and submit such additional, supplementary or complementary information or documentation as is required or appropriate, with the power to request the verification and registration thereof.

(x)
To carry out any action or step or make any declaration vis-à-vis the National Securities Market Commission (Comisión Nacional del Mercado de Valores), the Exchange Management Companies (Sociedades Rectoras de las Bolsas), the Spanish Stock Exchange Company (Sociedad de Bolsas), IBERCLEAR and any other public or private body, entity or registry, whether Spanish or foreign, to secure the authorization, verification and implementation of the issuance whenever necessary or appropriate, as well as the admission to trading of the new shares and the free allotment rights.

(xi)	To draw up and publish such notices as are necessary or appropriate for such purpose.

(xii)	To draw up, sign, execute and, if applicable, certify any kind of document relating to the capital increase, including but not limited to such public and private documents as are required.

(xiii)
To carry out the necessary or appropriate actions and establish the necessary or appropriate mechanisms and processes for compliance with all tax obligations arising from the implementation of the scrip dividend resolution, including any withholdings and/or payments on account (in cash or in kind) that are required by law at any time. In particular:

(a)
To deduct or withhold, in any manner, a portion of the free allotment rights or paid-up shares arising from the capital increase, such that the holders of shares or free allotment rights do not receive those rights or shares, as appropriate.

(b)	To transfer on the market the free allotment rights deducted or withheld in order to make the corresponding payment on account using the proceeds of the sale.

(c)	To transfer on the market the shares deducted or withheld in order to make the corresponding payment on account using the proceeds of the sale.

(d)
To acquire the free allotment rights arising from the capital increase (including any such rights that have been subject to deduction or withholding) at a guaranteed fixed price – which must be calculated following the formula that is used to determine the purchase undertaking – for purposes of monetizing the rights that are necessary to make any corresponding payment on account.

(e)
To approve and implement such technical or other mechanisms as Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities deem necessary or appropriate for purposes of making any corresponding payment on account.

(xiv)
To take all such actions as are necessary or appropriate to implement and formalize the capital increase with any public or private entities or agencies, whether Spanish or foreign, including acts for purposes of representation or supplementation or to cure defects or omissions that might prevent or hinder the full effectiveness of the foregoing resolutions.

The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers to which this resolution refers, all without prejudice to the powers that may be granted to any person for specific acts of execution.
V.2.- Second scrip dividend resolution. Approval of an increase in share capital increase with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, and with provision for incomplete allocation. Offer to the shareholders to purchase their free allotment rights at a guaranteed price.

1.-	Capital increase with a charge to reserves
Approval of an increase in share capital in the amount resulting from multiplying (a) the par value of one euro per share of Telefónica, S.A. (“Telefónica” or the “Company”) by (b) the number of new shares of the Company to be determined using the formula indicated under section 2 below. The capital increase will be carried out by means of the issuance and flotation of new ordinary shares, having a par value of one euro each, of the same class and series as those that are currently outstanding, represented by book entries.
The capital increase will be carried out in its entirety with a charge to one of the reserves provided for in section 303.1 of the Companies Act (Ley de Sociedades de Capital).
The new shares will be issued at par, i.e., at their nominal value of one euro, without a share premium, and will be allotted without charge to those shareholders who exercise their free allotment rights.
Pursuant to the provisions of section 311 of the Companies Act, provision is made for the possibility of an incomplete allotment of the capital increase in the event that the Company, a company within its Group or a third party waives part or all of the free allotment rights to which they are entitled at the time of implementation of the increase. In the event of such incomplete allotment, the share capital will be increased by the corresponding amount.

2.-	New shares to be issued
The maximum number of new shares to be issued will be the number resulting from the application of the following formula, rounded down to the nearest whole number:
NNS = TNShrs / Number of rights
Where:
“NNS” is the maximum number of new shares to be issued;
“TNShrs” is the number of shares of the Company on the date it is resolved to implement the capital increase; and
“Number of rights” is the number of free allotment rights required for the allotment of one new share, which will be the number resulting from applying the following formula, rounded up to the nearest whole number:
Number of rights = [TNShrs x ListPri] / Reference Amount

Where:
“Reference Amount” will be the market reference value of the capital increase, which will be the result of applying the following formula:
Reference Amount = TNShrs x 0.20 x ListPri / (ListPri - 0.20)
which may not exceed the sum of 1,250,000,000 euros.
“ListPri” is the arithmetic mean of the average weighted prices of the shares of the Company on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español) during the 5 trading sessions closed prior to the resolution of the Board of Directors to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth. In any case, ListPri may not be less than the par value of the shares of Telefónica, such that if the result of such calculation is less, ListPri will be equal to one euro.
The maximum number of new shares to be issued thus calculated will be subject to the corresponding rounding to obtain a whole number of shares (by rounding the result down to the nearest whole number) and a rights-to-shares conversion ratio that is also whole (by rounding the result up to the nearest whole number). Additionally and for the same purposes, the Company (or any entity within its group that holds shares of the Company) will waive the free allotment rights corresponding thereto as provided in section 3 below.

3.-	Free allotment rights
Each share of the Company will grant one free allotment right.
The number of free allotment rights required to receive one new share will be automatically determined according to the ratio existing between the maximum number of shares to be issued (NNS) and the number of shares of the Company at the date it is resolved to carry out the capital increase (TNShrs), calculated in accordance with the formula set forth in section 2 above. Specifically, the shareholders will be entitled to receive one new share in the corresponding proportion for as many free allotment rights, determined as provided in section 2 above (Number of rights), as they hold.
In the event that the number of free allotment rights required for the allotment of one new share (Number of rights) multiplied by the maximum number of new shares to be issued (NNS) results in a number that is lower than the number of shares of the Company on the date it is resolved to carry out the capital increase (TNShrs), the Company (or any entity within its Group that holds shares of the Company) will waive a number of free allotment rights equal to the difference between both figures, solely for the purpose of the number of new shares being a whole number and not a fraction.
The free allotment rights will be allotted to the shareholders who appear as being entitled thereto in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) on the relevant date in accordance with applicable rules governing the clearing and settlement of securities.
The free allotment rights will be transferable on the same conditions as the shares from which they derive. The free allotment rights may be traded on the Spanish continuous market during the term determined by the Board of Directors, subject to a minimum of fifteen calendar days. Sufficient free allotment rights in the proportion required to subscribe for new shares may be acquired on the market during said trading period.
Once the period for trading the free allotment rights has ended, the new shares that it has not been possible to allot will be held on deposit for those who provide evidence that they are the lawful holders of the corresponding free allotment rights. Upon the passage of three years from the end of the aforementioned period for trading the free allotment rights, the new shares that are still pending allotment may be sold, for the account and risk of the interested parties, in accordance with the provisions of section 117 of the Companies Act. The net proceeds from such sale will be kept available for the interested parties as provided for by applicable law.

4.-	Irrevocable undertaking to purchase the free allotment rights
The Company, or such company of its group as may be determined, will assume an irrevocable undertaking to purchase the free allotment rights at the price set forth below, exclusively in favor of the shareholders who were originally allotted the rights and solely in relation to the initially allotted rights, and the purchase undertaking may not be enforced with respect to free allotment rights that are acquired on or outside of the market.
The purchase undertaking will be effective during such term as is established by the Board of Directors, within the period for trading the rights. For such purpose, the Company, or the corresponding company of its group, is authorized to acquire such free allotment rights (as well as the shares corresponding thereto) up to the maximum limit of the total number of rights issued, subject to compliance with legal limitations in all cases.
The purchase price of each free allotment right under the purchase undertaking (Purchase Price) will be equal to the amount resulting from the following formula, rounded to the nearest one-thousandth of a euro, and in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth of a euro:
Purchase Price = ListPri / (Number of rights + 1)
By decision of the Board of Directors, the Company may acquire the free allotment rights as a result of the purchase undertaking in part or in full, , with a charge to results for the fiscal year or one of the reserves provided for in section 303.1 of the Companies Act.
Provision is made for the Company to waive the exercise of the free allotment rights acquired pursuant to the aforementioned purchase undertaking, such that the share capital will be increased only by the amount corresponding to the free allotment rights that have not been waived.

5.-	Balance sheet for the transaction and reserve to which the increase will be charged
The balance sheet used as the basis for the transaction is the balance sheet as of December 31, 2019, duly audited and approved by the shareholders at this General Shareholders’ Meeting.
As noted above, the capital increase will be made in its entirety with a charge to one of the reserves provided for in section 303.1 of the Companies Act. When implementing the increase, the Board of Directors will determine the reserve or reserves to be used and the amount thereof in accordance with the balance sheet used as the basis for the transaction.

6.-	Representation and rights of the new shares
The new shares that are issued will be represented by book entries, the book-entry registration of which is entrusted to Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities.
The new shares that are issued will give their holders the same rights as the currently outstanding ordinary shares of the Company as from the date on which the increase is declared to be subscribed and paid up.

7.-	Application for admission to official trading
An application will be made for admission of the new shares issued to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market), by taking such steps and actions as are necessary or appropriate and submitting the required documents to the competent bodies of the foreign Stock Exchanges on which the shares of the Company are listed (currently, through ADSs in New York and Lima) in order for the new shares that are issued to be admitted to trading. It is expressly stated for the record that the Company submits to the Stock Exchange rules that may now or hereafter exist, and especially regarding trading, continued listing on and delisting from official markets.
It is expressly stated for the record and for appropriate legal purposes that in the event of a subsequent request for delisting of the Company’s shares, such delisting will be carried out with such formalities as apply thereto and, in such event, the interests of the shareholders opposing or not voting on the resolution to delist will be safeguarded, in compliance with the requirements set out in applicable legal provisions.

8.-	Implementation of the increase
Within a period of one year from the date of this resolution, the Board of Directors may resolve, if it so deems appropriate, to implement the increase and set the date of implementation and terms and conditions thereof to the extent not provided for in this resolution.
If the Board of Directors does not consider it advisable to implement the increase from the perspective of the corporate interest in view of the conditions affecting the market or the Company or those arising from any circumstance or event of social or economic significance to the Company, it may refrain from implementing such increase and must report such decision to the shareholders at the next General Shareholders’ Meeting.
At the end of the period for trading the free allotment rights:

(a)
The new shares will be allotted to the holders of free allotment rights, according to the records of IBERCLEAR and its participating entities, in the required proportion resulting from section 3 above.

(b)
The Board of Directors will close the period for trading the free allotment rights and will record the application of an amount of reserves equal to the capital increase, with the increase thus being fully paid up.

Additionally, at the end of the period for trading the free allotment rights, the Board of Directors will adopt the resolutions required to amend the By-Laws in order to reflect the new amount of share capital and the new number of shares resulting from the capital increase and to apply for admission of the new shares that are issued to trading on the Spanish Stock Exchanges, as well as on any other stock exchanges or markets where the Company’s shares are listed.

9.-	Delegation of powers for implementation of the increase
Pursuant to the provisions of section 297.1.a) of the Companies Act and within a period of one year as from the date of approval of this resolution, the Board of Directors (with express powers of sub-delegation) is empowered to implement the capital increase, setting the date out of implementation and the terms and conditions thereof to the extent not provided for in this resolution.
By way of example and without limitation, the following powers are delegated to the Board of Directors, with express powers of sub-delegation, to execute and implement the capital increase:

(i)
To set the date on which the capital increase is to be carried out, which in all cases will be within a period of one year as from the approval of this resolution, and to determine the specific implementation schedule as well as the reserves from among those provided for in section 303.1 of the Companies Act with a charge to which such increase will be implemented.

(ii)
To determine the amount of the capital increase, the number of new shares, the Reference Amount within the limit set forth in section 2 above and the number of free allotment rights required for the allotment of a new share, all in accordance with the provisions in the foregoing sections of this resolution.

(iii)
To establish the duration of the period for trading the free allotment rights, subject to a minimum of fifteen calendar days, as well as to determine such other date, term or period as is required or appropriate to carry out the capital increase.

(iv)
To set, within the period that is established for trading the free allotment rights, the term during which the undertaking to purchase the free allotment rights will be effective and may be exercised, on the aforementioned terms and setting the terms and conditions thereof to the extent not provided for in this resolution.

(v)
To set the period during which the purchase undertaking will be in effect and to comply therewith, paying the corresponding sums to the holders of free allotment rights who have accepted said undertaking.

(vi)
To waive such number of free allotment rights as is necessary to adjust the proportion of allotment of new shares to the free allotment rights that are acquired pursuant to the purchase undertaking and to any other free allotment rights that it is necessary or appropriate to waive.

(vii)	To waive the free allotment rights that are acquired in the exercise of the purchase undertaking and, thus, the new shares corresponding to such rights.

(viii)
To declare the capital increase implemented and closed after the end of the period for trading the free allotment rights, determining incomplete subscription where applicable and executing such public and private documents as are necessary or appropriate to implement the capital increase in part or in full, amending the text of article 6 of the By-Laws relating to share capital.

(ix)
To draw up, execute and submit all necessary or appropriate documentation and to take all necessary or appropriate actions in order for the new shares to be included in the book-entry records of IBERCLEAR and admitted to listing on the Spanish and foreign Stock Exchanges on which the Company’s shares are listed, in accordance with the procedures established at each of such Stock Exchanges, assuming responsibility for the content of said documentation, as well as to draw up, execute and submit such additional, supplementary or complementary information or documentation as is required or appropriate, with the power to request the verification and registration thereof.

(x)
To carry out any action or step or make any declaration vis-à-vis the National Securities Market Commission (Comisión Nacional del Mercado de Valores), the Exchange Management Companies (Sociedades Rectoras de las Bolsas), the Spanish Stock Exchange Company (Sociedad de Bolsas), IBERCLEAR and any other public or private body, entity or registry, whether Spanish or foreign, to secure the authorization, verification and implementation of the issuance whenever necessary or appropriate, as well as the admission to trading of the new shares and the free allotment rights.

(xi)	To draw up and publish such notices as are necessary or appropriate for such purpose.

(xii)	To draw up, sign, execute and, if applicable, certify any kind of document relating to the capital increase, including but not limited to such public and private documents as are required.

(xiii)
To carry out the necessary or appropriate actions and establish the necessary or appropriate mechanisms and processes for compliance with all tax obligations arising from the implementation of the scrip dividend resolution, including any withholdings and/or payments on account (in cash or in kind) that are required by law at any time. In particular:

(a)
To deduct or withhold, in any manner, a portion of the free allotment rights or paid-up shares arising from the capital increase, such that the holders of shares or free allotment rights do not receive those rights or shares, as appropriate.

(b)	To transfer on the market the free allotment rights deducted or withheld in order to make the corresponding payment on account using the proceeds of the sale.

(c)	To transfer on the market the shares deducted or withheld in order to make the corresponding payment on account using the proceeds of the sale.

(d)
To acquire the free allotment rights arising from the capital increase (including any such rights that have been subject to deduction or withholding) at a guaranteed fixed price – which must be calculated following the formula that is used to determine the purchase undertaking – for purposes of monetizing the rights that are necessary to make any corresponding payment on account.

(e)
To approve and implement such technical or other mechanisms as Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities deem necessary or appropriate for purposes of making any corresponding payment on account.

(xiv)
To take all such actions as are necessary or appropriate to implement and formalize the capital increase with any public or private entities or agencies, whether Spanish or foreign, including acts for purposes of representation or supplementation or to cure defects or omissions that might prevent or hinder the full effectiveness of the foregoing resolutions.

The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers to which this resolution refers, all without prejudice to the powers that may be granted to any person for specific acts of execution.

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Proposal regarding Item VI on the Agenda: Delegation to the Board of Directors, with express powers of substitution, for a period of five years, of the power to increase the share capital pursuant to the provisions of Section 297.1.b) of the Companies Act, and delegation of the power to exclude the preemptive right of the shareholders as provided in Section 506 of the Companies Act.
To delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five years from the date of adoption of this resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one half of the share capital of Telefónica, S.A. (the “Company”) on the date of adoption of this resolution.
Capital increases under this delegation shall be carried out by means of the issuance and flotation of new shares -with or without a share premium- the consideration for which shall be monetary contributions.
In connection with each increase, it shall fall upon the Board of Directors to decide whether the new shares to be issued are to be ordinary, preferred or any other type of shares permitted by law. The Board of Directors may also set the terms and conditions of the capital increases as to all matters not provided for in this resolution and the characteristics of the shares, with express provision for the possibility of incomplete subscription, and may freely offer the new shares not subscribed within the period or periods for the exercise of preemptive rights. The Board of Directors may also provide that, in the event of incomplete subscription, the capital shall only be increased by the amount of the subscriptions made, and may amend the article of the By-Laws regarding the share capital and number of shares.
Furthermore, in connection with the capital increases implemented in reliance on this delegation, the power is delegated to the Board of Directors to exclude preemptive rights in whole or in part upon the terms of Section 506 of the Companies Act. However, the power to exclude preemptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution.
The Company shall, where appropriate, make application for admission to trading on any secondary market, whether official or unofficial, organized or not, and domestic or foreign, of the shares issued by virtue of this delegation, with the Board of Directors being authorized to take all steps and actions needed for admission to listing with the appropriate bodies of the various domestic or foreign securities markets on which its shares are listed.
The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors, the powers referred in this resolution, without prejudice to the powers that may be granted to any person for specific acts of execution.
The delegation to increase share capital granted by the shareholders at the General Shareholders’ Meeting of the Company held on June 12, 2015 is deprived of effect to the extent of the unused amount.
Proposal regarding Item VII on the Agenda: Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, in all cases be they simple, exchangeable and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. Authorization to guarantee issuances by companies of the Group.

To delegate to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company’s By-Laws, the power to issue fixed-income securities or similar debt instruments or hybrid financial instruments that may be convertible into and/or exchangeable for shares, and/or giving the holders thereof a share in the earnings of the company, and to guarantee the issuance thereof by the companies of the Group, in accordance with the following conditions:

1.
The aforementioned instruments may be issued on one or more occasions within a maximum term of five years as from the date of approval of this resolution. The same term shall apply to the power to guarantee the issuance of such instruments by companies of the Group.

2.
The instruments issued may be debentures, bonds, notes and other fixed-income securities or similar debt instruments, or hybrid instruments in any of the forms permitted by law (including, among others, preferred shares), both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies within its Group or of any other company and/or giving the holders thereof a share in the earnings of the Company. This delegation also includes warrants or other similar instruments that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or already outstanding, and which may be paid for by physical delivery or by set-off, to which the same rules set forth herein with respect to convertible and/or exchangeable instruments shall apply, mutatis mutandis.

3.
The maximum total amount of the issuance(s) of instruments approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million euros or the equivalent thereof in another currency. In the case of notes, the outstanding balance of any notes issued under such delegation of powers shall be computed for purposes of the aforementioned limit. In the case of warrants, the sum of the premiums and exercise prices of each issuance shall be taken into account.

4.
The delegation shall include the power to establish the different aspects and terms and conditions of each issuance. It shall fall upon the Board of Directors to determine, without limitation and for each issuance: (i) the amount thereof (observing the applicable quantitative limit); (ii) the number of instruments and their nominal value; (iii) the law governing the issuance; (iv) the type of investor you are targeting; (v) the place of issue (whether in Spain or abroad); (vi) the currency, and if in foreign currency, the equivalent thereof in euros; (vii) the class of instruments, whether notes, bonds, debentures or any other security permitted by law, including subordinated securities; (viii) the issue date or dates; (ix) the interest rate; (x) the procedures and dates of coupon payment; (xi) whether they are repayable or not (including, if applicable, the possibility of repayment by the issuer or by the holder) and, if appropriate, the periods and events of repayment (in whole or in part), whether the securities are perpetual or maturing on a specific date and, in the latter case, the due date; (xii) whether the securities are mandatorily or voluntarily convertible and/or exchangeable, including on a contingent basis, and if voluntarily convertible or exchangeable, at the option of the holder of the securities or of the issuer, and if they are only exchangeable and not convertible, whether mandatorily or voluntarily and at the option of the holder or of the issuer; (xiii) guarantees, type of reimbursement and lots and premiums; (xiv) representation, whether by certificates (registered or bearer) or book entries; (xv) pre-emptive rights, if applicable, and subscription system; (xvi) if appropriate, make application for listing on Spanish or foreign, official or unofficial, organized or other secondary markets of the instruments issued, complying with the requirements of applicable law in each case; (xvii) if appropriate, anti-dilution mechanisms and conversion price adjustments; (xviii) in general, any other condition of the issuance; (xix) where applicable, appoint the security-holders’ syndicate representative (comisario) or the person or entity that is to represent the holders of the instruments and approve the basic rules that are to govern the legal relations between the Company and the syndicate or collective organization mechanism of the holders of the instruments issued that may be in place, if appropriate.

Likewise, the Board of Directors is further empowered, subject to receipt of the required authorizations and consents, to amend and/or execute the repayment conditions of the securities, their term, interest rate and, in general, any of the conditions of the issuances made in reliance on this authorization.

5.
In the event that convertible and/or exchangeable securities are issued, it is resolved to establish the following criteria for the determination of the terms and conditions of the conversion and/or exchange:

a)
Instruments issued under this resolution may be convertible into new shares of the Company and/or exchangeable for outstanding shares of the Company, of any of the companies of its Group or of any other company in accordance with a fixed (whether determined or determinable) or variable conversion and/or exchange ratio, with the Board of Directors having the power to decide whether they are convertible and/or exchangeable, as well as to determine whether they are subject to mandatory or voluntary conversion and/or exchange, even on a contingent basis, and if voluntary, at the option of the holder thereof or the issuer, with the frequency and for the maximum period established in the resolution approving the issuance.

b)
The conversion and/or exchange ratio shall normally be fixed and, for such purposes, fixed-income securities shall be valued at their nominal value and shares shall be valued at the fixed exchange ratio determined in the Board of Directors’ resolution, or at such exchange ratio as is determinable on the date or dates specified in the resolution of the Board, and on the basis of the listing price of the shares of the Company on the date or dates, or period or periods, used as a reference. In any case, subject to applicable anti-dilution adjustments, the price of the shares for purposes of the conversion and/or exchange may not be less than the arithmetic mean of the closing prices, the weighted average price or another benchmark price of the shares of the Company during the period to be determined by the Board of Directors, which may not be more than three months nor less than one day prior to (i) the date of the holding of the Board of Directors’ meeting at which the Board approves the issuance of the securities in exercise of the powers delegated hereby, or (ii) specific dates between the announcement of the issuance and the disbursement of the securities by subscribers (both inclusive). A premium or discount on such price per share may also be established, but if there is a discount on the price per share, it may not be greater than 25% of the value of the shares used as the benchmark in accordance with the provisions above. In the event of an exchange for shares of another company (whether or not belonging to the Group) the same rules will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market.

c)
Notwithstanding the provisions of paragraph b) above, the issuance of securities may be approved with a variable conversion and/or exchange ratio. In this case, the price of the shares for purposes of the conversion and/or exchange will be the arithmetic mean of the closing prices, the weighted average price, or other benchmark price of the shares of the Company during a period to be determined by the Board of Directors, which shall not be more than three months nor less than one day prior to the date of conversion and/or exchange, with a premium or, if appropriate, a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount on the price per share is set, such discount may not be greater than 30%.

Notwithstanding the foregoing, limits may be established in the form of a minimum and/or maximum benchmark price of the shares for purposes of the conversion and/or exchange thereof upon the terms decided by the Board. In the event of an exchange for shares of another company (whether or not belonging to the Group) the same rules will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market.

d)
Debentures may not be converted into shares if the nominal value of such debentures is less than the value of such shares. In addition, convertible debentures may not be issued in an amount that is less than the nominal value of such shares.

e)
Whenever a conversion and/or exchange is admissible, any fractional shares to be delivered to the holders of instruments being converted and/or exchanged shall be rounded downward by default to the immediately lower integer, and each holder shall receive, in cash, the difference that may arise in such instance.

f)
When approving an issuance of convertible and/or exchangeable securities, the Board of Directors shall issue a report elaborating on and specifying the terms and conditions of the conversion that are specifically applicable. In the case of an issuance of convertible securities, such report shall be accompanied by the corresponding report of an independent expert required by law.

6.	In any event, this delegation of powers to issue convertible and/or exchangeable securities includes:

a)
The power to increase share capital by the amount required to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding the capital increase effected to accommodate the issuance of convertible securities and any other capital increases it may have resolved to effect pursuant to authorizations granted by the shareholders at General Shareholders’ Meetings, does not exceed the limit of one-half of the amount of the share capital established in the Companies Act, or 20% of such total amount of share capital if the issuance of the convertible securities excludes the pre-emptive rights of the shareholders, all in accordance with the authorization granted by the shareholders at a General Shareholders’ Meeting that is in effect on the date of the resolution to increase share capital and without such provisions in any way affecting the application of any anti-dilution adjustments, when such adjustments are appropriate.

b)
The power to completely or partially exclude the pre-emptive rights of shareholders whenever required to raise funds on domestic and international markets, to use bookbuilding techniques, to facilitate the acquisition of assets that are appropriate to further the achievement of the object of the company or whenever otherwise warranted for reasons of corporate interest. If the Board decides to exclude the pre-emptive rights of the shareholders in connection with a specific issuance of convertible securities that it may decide to effect in reliance on this authorization, it will, upon approving the issuance, prepare a report describing the specific reasons of corporate interest that warrant such measure, which will be the subject of a corresponding report by an independent expert appointed for such purpose by the Commercial Registry, all in accordance with the Companies Act. Both reports shall be immediately published on the Company’s website.

c)	The power to further develop the terms and conditions of the conversion and/or exchange, and particularly to determine the time of the conversion and/or exchange.

7.	The Board is hereby authorized to in turn delegate to the Executive Commission the powers granted in this resolution.

8.
The delegation of powers to issue securities granted by the shareholders at the General Shareholders’ Meeting held by the Company on June 9, 2017 is hereby deprived of effect to the extent of the unused amount.

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Proposal regarding Item VIII on the Agenda: Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group.

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Proposal regarding Item IX on the Agenda: Consultative vote on the 2019 Annual Report on Directors’ Remuneration.

To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2019.
It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 7, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors